UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CAM Commerce Solutions, Inc.
_______________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________________
(Title of Class of Securities)

131916108
______________________________________________________________
(CUSIP Number)

January 30, 2007
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 131916108	13G

1.	NAMES OF REPORTING PERSONS Duke University I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-0532129
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 178,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 178,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.30%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 131916108	13G

1.	NAMES OF REPORTING PERSONS Employees’ Retirement Plan of Duke University I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 58-2255087
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 31,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 31,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.75%
12.	TYPE OF REPORTING PERSON* EP

CUSIP No. 131916108

Item 1(a).	Name of Issuer:

CAM Commerce Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17075 Newhope Street
Fountain Valley, CA 92708

Item 2(b).	Name of Person Filing:

Duke University

Employees’ Retirement Plan of Duke University

Item 2(b).	Address of Principal Business Office:

Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Employees’ Retirement Plan of Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Item 2(c).	Citizenship:

Duke University

North Carolina

Employees’ Retirement Plan of Duke University

North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

131916108

CUSIP No. 131916108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Duke University is the beneficial owner of 178,000 shares of common stock of CAM Commerce Solutions, Inc. (“CAM Commerce”), which constitutes approximately 4.30% of CAM Commerce’s outstanding common shares as reported in its Definitive Proxy Statement filed on July 12, 2008. The Employees’ Retirement Plan of Duke University is the beneficial owner of 31,000 shares of CAM Commerce’s common stock as of the same date, which constitutes approximately 0.75% of CAM Commerce’s outstanding common shares. Both Duke University and the Employees’ Retirement Plan of Duke University have sole power to vote their respective shares and sole power to dispose of their respective shares.

Both Duke University and the Employees’ Retirement Plan of Duke University receive investment management services from DUMAC, LLC (“DUMAC”). DUMAC is a North Carolina limited liability company formed by Duke University and The Duke Endowment, a charitable trust established in 1924 by James B. Duke. Duke University owns approximately 74% of the membership interests in DUMAC, while the Duke Endowment owns the remainder, or approximately 26%. As a result, Duke University is deemed to control DUMAC. DUMAC has sole discretion over all investment decisions for both Duke University and the Employees’ Retirement Plan of Duke University. Neither Duke University nor the Employees’ Retirement Plan of Duke University individually owns more than five percent of CAM Commerce’s outstanding common stock; however, collectively they own approximately 5.05% of CAM Commerce’s common stock. This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for both Duke University and the Employees’ Retirement Plan of Duke University. Beneficial ownership of CAM Commerce’s shares beneficially owned by Duke University and the Employees’ Retirement Plan of Duke University is also reflected in Schedule 13G, as amended, filed by Bares Capital Management, Inc.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 7, 2008

Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC

Employees’ Retirement Plan of Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC